November 1, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS

Wix.com Ltd. (CIK No. 0001576789)

Registration Statement on Form F-1 (File No. 333-191508)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wix.com Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-191508), as amended, to 4:00 p.m., Eastern Time, on Tuesday, November 5, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 or Jessica Chen at (212) 819-8503 of White & Case LLP, counsel to the Company.

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Sincerely,

WIX.COM LTD.

By:	/s/ Lior Shemesh
Name:	Lior Shemesh
Title:	Chief Financial Officer

Signature Page to Company Acceleration Request

November 1, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wix.com Ltd.

Registration Statement on Form F-1 (File No. 333-191508)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Wix.com Ltd. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-191508) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s ordinary shares, par value NIS 0.01 per share, so that the Registration Statement may be declared effective at 4:00 PM Washington, D.C. time, on November 5, 2013, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated October 23, 2013, was distributed by the underwriters approximately as follows from October 23, 2013 through the date hereof:

Copies to underwriters	2,200
Copies to institutional investors	433
Copies to others/retail	980
Total	3,613

We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

 Incorporated

Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By: /s/ Chris Roberts

Name: Chris Roberts

Title: Managing Director

[Acceleration Request Signature Page]

Very truly yours,

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Acting severally on behalf of themselves and the several underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

By: /s/ Michele A. H. Allong

Name: Michele A. H. Allong

Title: Authorized Signatory

[Acceleration Request Signature Page]